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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Atlas Air Worldwide Holdings, Inc.
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                                (Name of Issuer)

                          Common Stock $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   049164 10 6
                                 --------------
                                 (CUSIP Number)

       Mark R. Levy, Holland & Hart LLP, 555 17th Street, Denver, CO 80202
                                 (303) 295-8000
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             (Name/Address/Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 14, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                         Page 2 of Pages 11

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael A. Chowdry Marital Trust created u/w/o Michael A. Chowdry dated March 26, 1996, as amended by codicil dated October 15, 1996
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) / /
                                                                      (b) /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Not Applicable
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                         7    SOLE VOTING POWER

 Number of                    16,934,001
  shares                 -------------------------------------------------------
beneficially             8    SHARED VOTING POWER
 owned by
   each                  -------------------------------------------------------
 reporting               9    SOLE DISPOSITIVE POWER
  person
   with                       16,934,001
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,934,001
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44%
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14   TYPE OF REPORTING PERSON*

     OO
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                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                       Page 3 of Pages 11

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chowdry, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Wyoming
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                         7    SOLE VOTING POWER

 Number of                    8,826,501
  shares                 -------------------------------------------------------
beneficially             8    SHARED VOTING POWER
 owned by
   each                  -------------------------------------------------------
 reporting               9    SOLE DISPOSITIVE POWER
  person
   with                       8,826,501
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,826,501
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                       Page 4 of Pages 11

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chowdry Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Wyoming
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

 Number of                    7,071,501
  shares                 -------------------------------------------------------
beneficially             8    SHARED VOTING POWER
 owned by
   each                  -------------------------------------------------------
 reporting               9    SOLE DISPOSITIVE POWER
  person
   with                       7,071,501
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,071,501
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
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                                                                   Page 5 of 11

ITEM 1. SECURITY AND ISSUER

     This Schedule relates to common stock of Atlas Air Worldwide Holdings, Inc. ("Atlas Air" or the "Company"), $ 0.01 par value (the "Common Stock"). The address of the principal executive office of the Company is 2000 Westchester Avenue, Purchase, NY 10577.

ITEM 2. IDENTITY AND BACKGROUND

     This filing supercedes the Schedule 13D filed on February 16, 2001 by the Estate, the Personal Representatives, Chowdry, Inc. and the Partnership, all of which are defined below.

     The Estate of Michael A. Chowdry (the "Estate") resulted from the death of Mr. Chowdry on January 24, 2001. On January 30, 2001, Linda Chowdry, John S. Blue and Wells Fargo Bank, N.A. (the "Bank"), became the personal representatives of the Estate. The Bank delegated to Linda Chowdry and John S. Blue (together the "Personal Representatives") all rights and powers of the Bank with respect to the Common Stock of Atlas Air.

     The will of Michael A. Chowdry dated March 26, 1996, as amended by codicil dated October 15, 1996, created the Michael A. Chowdry Marital Trust (the "Trust"). Linda Chowdry, John S. Blue and Houston Trust Company, a Texas corporation located in Houston, Texas, are the trustees (the "Trustees") of the Trust.

     Chowdry, Inc. is a Wyoming corporation and is the general corporate partner of Chowdry Limited Partnership, a Wyoming limited partnership (the "Partnership"). The address of the principal business and the principal office of both Chowdry, Inc. and the Partnership is 622 Pioneer Avenue, Cheyenne, Wyoming 82001. The principal business of Chowdry, Inc. is acting as the general partner of the Partnership. In that role, Chowdry, Inc. controls and manages the business and affairs of the Partnership. The purpose of the Partnership is to acquire, invest in, manage, and otherwise deal for profit in securities of public and private corporations and to conduct such other business as the general partner may in its discretion determine.

     The current officers of Chowdry, Inc. are: Alan A. Kirkbride, President and Treasurer; John S Blue, Vice President and Assistant Treasurer; and Linda L. Kirkbride, Secretary. The directors of Chowdry, Inc. are John S. Blue and Linda Chowdry.

     Linda Chowdry is a citizen of the United States of America, whose business address is 7333 W. Jefferson Ave., Suite 225, Lakewood, Colorado, 80235. Ms. Chowdry is a director and member of the Executive Committee of Atlas Air.

     John S. Blue is a citizen of the United States of America, whose business address is 7333 W. Jefferson Ave., Suite 225, Lakewood, Colorado, 80235. Mr. Blue is an
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                                                                   Page 6 of 11

executive officer of Aeronautics Leasing, Inc., a company that formerly leased aircraft, and is an advisor to Linda Chowdry and the Chowdry family.

     Mr. and Mrs. Kirkbride are both citizens of the United States of America. Their business address is the same address as the Partnership. The principal occupation of Mr. and Mrs. Kirkbride is ranching.

     During the last five years, the Trust, Chowdry, Inc., the Partnership, Ms. Chowdry, Mr. Blue and Mr. and Mrs. Kirkbride have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, each of them has also not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Estate has transferred 16,934,001 shares of Common Stock to the Trust in accordance with the terms of Mr. Chowdry's will. Any shares remaining in the Estate may also be transferred to the Trust. In accordance with the terms of Mr. Chowdry's will, the Estate also transferred to the Trust 100% of the outstanding capital stock of Chowdry, Inc. No funds were involved in these transfers. The Estate owns beneficially less than 5% of the outstanding Common Stock.

     Prior to Atlas Air's becoming a public company, the predecessor entities of Chowdry, Inc. and the Partnership acquired the Common Stock beneficially owned by them from Mr. Chowdry who was the founder of Atlas Air and, for a small number of shares of Common Stock, from Ms. Chowdry. The predecessor entities issued interests in the entities for the Common Stock owned now by Chowdry, Inc. and the Partnership, except that the predecessor of the Partnership purchased shares that are now 5,512,500 shares of Common Stock of Atlas Air by issuing to Mr. Chowdry a promissory note of the predecessor Partnership. The promissory note is no longer outstanding.

ITEM 4. PURPOSE OF TRANSACTION

     The shares of Common Stock beneficially owned by the Trust, Chowdry, Inc. and the Partnership were originally owned by Michael A. Chowdry, the founder of Atlas Air. The shares are held by these parties for investment purposes and may also represent a controlling interest in Atlas Air.

     On February 8, 2001, Linda Chowdry was elected a director of Atlas Air and a member of the Executive Committee of Atlas Air.

     The Estate may acquire additional shares of Atlas Air upon the exercise of options that were held by Michael A. Chowdry. The Estate, the Trust, Chowdry, Inc.
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                                                                   Page 7 of 11

and the Partnership may also engage in transactions in which shares of the Common Stock are transferred or exchanged among them. After these transactions, the Estate and the Trust and Trustees may continue to be the beneficial owners of such shares. The Estate or Trust may also distribute shares of Common Stock to Linda Chowdry as an income beneficiary of the Trust.

     Currently, the Estate is selling Common Stock periodically on the market pursuant to Securities and Exchange Commission Rule 144. The Trust intends to engage in similar sales of Common Stock in the future.

     The Estate, the Trust, the Trustees, Chowdry, Inc. and the Partnership intend to continuously review their investment in Atlas Air, and may in the future determine (1) to acquire additional securities of Atlas Air, through open market purchases, private agreements, or otherwise, (2) to acquire additional securities through the exercise of existing stock options or stock options granted to them in the future, (3) to dispose of all or a portion of the securities of Atlas Air owned by them in privately negotiated transactions or otherwise or (4) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Trust, the Trustees, Chowdry, Inc. and the Partnership specifically reserve the right to change their intention with respect to any or all of such matters.

     Except as described above, neither the Trust, the Trustees, Chowdry, Inc. nor the Partnership have present plans or proposals which relate to or would result in:

     1. The acquisition by any person of additional securities of Atlas Air, or the disposition of securities of Atlas Air;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Atlas Air or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of Atlas Air or of any of its subsidiaries;

     4. Any change in the present board of directors or management of Atlas Air, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     5. Any material change in the present capitalization or dividend policy of Atlas Air;

     6. Any other material change in Atlas Air's business or corporate structure;

     7. Changes in Atlas Air's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Atlas Air by any person;
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                                                                   Page 8 of 11

     8. A class of securities of Atlas Air being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of Atlas Air becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     10.  Any action similar to any of those enumerated in this paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of January 14, 2002: the Trust beneficially owned 16,934,001 shares of Common Stock representing 44% of the outstanding Common Stock; Chowdry, Inc. beneficially owned 8,826,501 shares of Common Stock representing 23.1% of the outstanding Common Stock; and the Partnership beneficially owned 7,071,501 shares of Common Stock representing 18.5% of the shares of Common Stock.

     The Estate owns beneficially at the date of this Report 1,266,842 shares of Common Stock, which includes fully vested and exercisable options to acquire 503,440 shares of Common Stock, representing less than 1% of the Common Stock outstanding or deemed outstanding for this purpose. Linda Chowdry, John S. Blue and the Houston Trust Company as trustees may be deemed to share beneficial ownership of the shares of Common Stock owned beneficially by the Trust. Ms. Chowdry and Mr. Blue as the Personal Representatives may be deemed to own beneficially shares of Common Stock owned by the Estate. In addition, each of them owns beneficially as an individual, or for its own account in the case of Houston Trust Company, the following: Linda Chowdry, 6,673 shares of Common Stock which includes options exercisable currently or within 60 days to acquire 6,000 shares of Common Stock representing less than 1% of the Common Stock outstanding or deemed outstanding for this purpose; and John S. Blue and the Houston Trust Company own no shares of Common Stock.

     (b) As of January 14, 2002: the Trust had sole power to vote and dispose of 16,934,001 shares of Common Stock; Chowdry, Inc. had sole power to vote and dispose of 8,826,501 shares of Common Stock; and the Partnership had sole power to vote and dispose of 7,071,501 shares of Common Stock. At January 14, 2002: the Estate had the sole power to vote and dispose of 1,266,842 shares as described above; the Trustees, in their capacities as both Trustees and Personal Representatives, may be deemed to share power with each other to vote and dispose of 18,200,843 shares of Common Stock owned beneficially by the Trust and the Estate; and Ms. Chowdry had sole power to vote and dispose of the shares of Common Stock owned beneficially by her as an individual as described above.

     The Trust and the Trustees have the power to determine how to vote shares of Common Stock owned by Chowdry, Inc. and the Partnership and whether or not to dispose of any shares of Common Stock owned by Chowdry, Inc. and the Partnership. The powers of the Trust and the Trustees are derived from the ownership of 100% of the
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                                                                   Page 9 of 11

outstanding stock of Chowdry, Inc. which in turn manages the Partnership. Chowdry, Inc. and the Partnership have the sole power to vote and dispose of the Common Stock beneficially owned by them.

     Because of the Trust's and Trustees' powers regarding the Common Stock owned by Chowdry, Inc. and the Partnership, and because of the Trustees' roles at these two entities, the parties filing this Schedule might be deemed to be acting as a group in regard to the Common Stock. However, the parties disclaim any agreement to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock and thus disclaim any such group exists.

     (c) The persons filing this report have not effected any transactions in the Common Stock during the past sixty days.

     (d) By virtue of the terms of the Trust, Linda Chowdry has the right to receive income of the Trust, which includes dividends from any Common Stock held by the Trust. The limited partners of the Partnership, which includes a trust for the benefit of the children of Michael and Linda Chowdry, have the right to receive dividends, or proceeds from the sale of, Common Stock owned by the Partnership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Personal Representatives and Morgan Stanley & Co., Incorporated, entered into a Sales Plan with respect to the Common Stock on November, 14, 2001. The Trust intends to enter into a similar sales plan. If the Trust enters a sales plan, such plan will be filed by amendment to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following agreements are an exhibit to this Schedule: Agreement Regarding Filing among the Trust, Chowdry, Inc. and the Partnership; and Sales Plan among the Personal Representatives and Morgan Stanley & Co., Incorporated.

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                                                                   Page 10 of 11

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2002
--------------------------------
Date

MICHAEL A. CHOWDRY MARITAL TRUST

By: /s/ Linda Chowdry
    ----------------------------
Linda Chowdry, as trustee

By: /s/ John S. Blue
    ----------------------------
John S. Blue, as trustee

By: HOUSTON TRUST COMPANY

    By: /s/ James A. Elkins, III
       -------------------------
    Its: Chairman
        ------------------------

CHOWDRY LIMITED PARTNERSHIP

By: Chowdry, Inc., General Partner

By: /s/ John S. Blue
    ----------------------------
    John S. Blue, Vice President

CHOWDRY, INC.

By: /s/ John S. Blue
    ----------------------------
    John S. Blue Vice President


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                           EXHIBIT TO SCHEDULE 13D OF
 MICHAEL A. CHOWDRY MARITAL TRUST, CHOWDRY INC. AND CHOWDRY LIMITED PARTNERSHIP

                             DATED JANUARY 24, 2002

                           AGREEMENT REGARDING FILING

The undersigned hereby expressly agree that they will file together a Schedule 13D and any further amendments to the Schedule 13D with respect to the undersigned's beneficial ownership of common stock of Atlas Air Worldwide Holdings, Inc.

Date: January 24, 2002


MICHAEL A. CHOWDRY MARITAL TRUST

By: /s/ Linda Chowdry
    ----------------------------
Linda Chowdry, as trustee

By: /s/ John S. Blue
    ----------------------------
John S. Blue, as trustee

By: HOUSTON TRUST COMPANY

    By: /s/ William C. McCain, Jr.
       -------------------------
    Its: President
        ------------------------

CHOWDRY LIMITED PARTNERSHIP

By: Chowdry, Inc., General Partner

By: /s/ John S. Blue
    ----------------------------
    John S. Blue, Vice President

CHOWDRY, INC.

By: /s/ John S. Blue
    ----------------------------
    John S. Blue Vice President